Perth, Australia Orbital Engine Corporation Limited is pleased to announce the successful completion of its Share Purchase Plan (SPP) announced on 6 June 2003.
The A3.2 million dollar SPP was fully underwritten by Paterson
Ord Minnett.

Shareholder acceptances are still being finalised, however it is clear that the SPP has been very well supported and will be over-subscribed. It is expected that the SPP will raise approximately A$3.5m, at an issue price of A0.12 cents per share.

The Directors have determined that the over subscriptions will be accepted and, accordingly, shareholders who participated in the SPP will receive the full number of shares for which they applied.

Coupled with the recent capital raising of A2.8m dollars through a placement to institutional shareholders, Orbital has now raised approximately A6m dollar (net of expenses) which will be used for working capital purposes.

Orbital Chairman Mr Ross Kelly said: We are very pleased with the outcome of the capital raising and are encouraged by the level of support shown by our shareholders. We thank shareholders for their expression of confidence in the Company.

The SPP shares are expected to be issued on or about
17 July 2003, with quotation on the ASX shortly thereafter.

ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668